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                               November 2, 2022

       Jie Liu
       Chief Executive Officer
       Hongli Group Inc.
       Beisanli Street, Economic Development Zone
       Changle County, Weifang
       Shandong, China 262400

                                                        Re: Hongli Group Inc.
                                                            Amendment No. 10 to
Registration Statement on Form F-1
                                                            Filed October 26,
2022
                                                            File No. 333-261945

       Dear Jie Liu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 10 to Registration Statement on Form F-1

       Cover Page

   1. Disclose whether your offering is contingent upon on final approval of your NASDAQ listing on your cover
page. Please ensure the disclosure is consistent with your
                                                        underwriting agreement.
   2. To the extent you intend to proceed with your offering if your NASDAQ listing is denied, revise your cover page
to indicate that the offering is not contingent on NASDAQ
                                                        approval of your
listing application and that if the shares are not approved for listing, you may experience
difficulty selling your shares. Include risk factor disclosures to address the potential impact on
liquidity and the value of shares.
 Jie Liu
Hongli Group Inc.
November 2, 2022
Page 2
Risk Factors
Risks Related to Our Public Offering and Ownership of Our Ordinary Shares, page
65

3. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.
        You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at
(202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameJie Liu
                                                            Division of
Corporation Finance
Comapany NameHongli Group Inc.
                                                            Office of
Technology
November 2, 2022 Page 2
cc:       Arila Zhou, Esq.
FirstName LastName